SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                         SED INTERNATIONAL HOLDINGS, INC
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share

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                         (Title of Class of Securities)

                                    784109209
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                                 (CUSIP Number)

                                  Jean Diamond
                      c/o SED International Holdings, Inc.
                 4916 North Royal Atlanta Drive, Tucker, Georgia
                               Tel: (770) 491-8962
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 6, 2007
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                    SCHEDULE
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                                       13D
CUSIP NO. 784109209                                            Page 2 of 6 Pages



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(1)    Names of Reporting Persons
       S.S. or I.R.S. Identification
       Nos. Of Above Persons                                   Jean Diamond

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(2)    Check the appropriate Box                                       (a)
       if a Member of a Group                                          (b)

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(3)    SEC Use Only

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(4)    Source of Funds
                                                                       PF
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(5)    Check Box if Disclosure of Legal                                [ ]
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

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(6)    Citizenship or Place of                                 United States
       Organization
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Number of Shares Beneficially           (7)      Sole Voting Power     192,302
Owned Each Reporting Person With
                                        ----------------------------------------

                                        (8)      Shared Voting               0
                                        ----------------------------------------

                                        (9)      Sole Dispositive      192,302
                                        ----------------------------------------

                                        (10)     Shared Dispositive
                                                 Power                       0

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(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                242,302

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(12)     Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                           [ ]

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(13)     Percent of Class Represented
         by Amount in Row 11                                               5.2%

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(14)     Type of Reporting Person
                                                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
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                                       13D
CUSIP NO. 784109209                                            Page 3 of 6 Pages


Item 1.  SECURITY AND ISSUER.

Name of Issuer:  SED International Holdings, Inc. (the "Company")

Address of Issuer's Principal Executive Offices:

              4916 North Royal Atlanta Drive, Tucker, Georgia 30084

Security:  Company common stock, par value $.01 per share ("Shares")


Item 2.  Identity and Background.

(a) The name of the reporting person is Jean Diamond (the "Reporting Person").

(b) The business address of the reporting person is 4916 North Royal Atlanta Drive, Tucker, Georgia 30084 .

(c) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

         Beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 242,302 Shares includes (i) 50,000 Shares underlying an immediately exercisable employee stock option; and
(ii) 192,302 Shares which includes, among other Shares beneficially owned by the Reporting Person: (a) 125,000 restricted Shares granted by the Company to the Reporting Person on 10/23/2007 which are subject to vesting and forfeiture over a four year period pursuant to the provisions of a restricted stock agreement (the "Restricted Shares"); and (b) 42,802 Shares acquired with the Reporting Person's personal funds pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person in September 2007 ("10b5-1 Trading Plan").



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                                    SCHEDULE
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                                       13D
CUSIP NO. 784109209                                            Page 4 of 6 Pages


Item 4.  Purpose of the Transaction.

         The Subject Shares are held by the Reporting Person for the purpose of investment.

         In accordance with the 10b5-1 Trading Plan, the Reporting Person may acquire additional Shares through 3/28/2008.

         Except as otherwise disclosed herein, the Reporting Person is not currently considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management;
(e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person is deemed to beneficially own all 242,302 Shares, representing 5.2% of the outstanding Shares. The percentage of outstanding Shares beneficially owned by the Reporting Person is based upon the aggregate of 4,658,856 outstanding Shares consisting of: (x) 4,608,856 Shares outstanding as of November 14, 2007, as set forth in the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2007; and (y) 50,000 Shares underlying the Reporting Person's employee options.

         (b) The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 192,302 Shares, except that, 125,000 of these Shares are Restricted Shares and the Reporting Person only has the sole power to vote and the sole power to dispose of 1/3rd beginning on October 23, 2009 with an additional 1/3rd on each of October 23, 2010 and October 23, 2011.

         (c)
              (1) On 10/23/2007 the Company granted the Reporting Person 125,000 Restricted Shares under its 2007 Restricted Stock Plan; and

                                    SCHEDULE
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                                       13D
CUSIP NO. 784109209                                            Page 5 of 6 Pages


              (2) From 10/30/2007 to date, the Reporting Person acquired 42,802 Shares with the Reporting Person's personal funds pursuant to a Rule 10b5-1 Trading Plan adopted by the Reporting Person in September 2007.

         (d) The Reporting Person has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         None.

                                    SCHEDULE
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                                       13D
CUSIP NO. 784109209                                            Page 5 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2007


                                            /s/ Jean Diamond
                                            ----------------
                                             Jean Diamond